Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated September 20, 2016

Relating to Preliminary Prospectus issued September 13, 2016

Registration Statement No. 333-211977

CAMPING WORLD HOLDINGS, INC.

This free writing prospectus relates to the proposed public offering of Class A common stock (the “Offering”) of Camping World Holdings, Inc. (“Camping World”), which is covered by the Registration Statement on Form S-1 (File No. 333-211977), as amended (the “Registration Statement”), that Camping World filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”).

On September 16, 2016, Marcus Lemonis, Camping World’s Chairman and Chief Executive Officer, participated in a panel on CNBC on the television program entitled “Power Lunch.” The transcript of excerpts from this program is set forth below.  CNBC is not affiliated with Camping World.

You should consider statements in the excerpts from the program as set forth in the transcript below only after carefully evaluating all of the information in the preliminary prospectus contained from time to time within the Registration Statement (including the preliminary prospectus that satisfies the requirements of Section 10 of the Act that may be subsequently filed with the SEC) and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the “Risk Factors” described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

Statements in the excerpts from the program as set forth in the transcript below that are not attributed directly to Mr. Lemonis represent the opinions of such persons and are not endorsed or adopted by Camping World or any other Offering participant. Statements in the excerpts from the program as set forth in the transcript below that are attributed directly to Mr. Lemonis were not intended as, and should not be considered to be, offering material with respect to the Offering or otherwise.

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CNBC Transcript

Speakers:

Liz Ann Sonders
Tyler Mathisen
Melissa Lee
Marcus Lemonis

Liz Ann: There’s always something to worry about.  And I think the bull market is intact, from a secular perspective, but we’ve also noted for the last year and a half that we think we’re in a more mature phase and that we’re going to see more frequent bouts of volatility and pullbacks.  I think the reason du jour is not just Fed policy uncertainty — which is obvious as we head into next week’s meeting — but also I think what’s going on in a more existential way is the realization that we’re losing the advocacy for quantitative easing and that it’s probably not a global force ad infinitum.  I think just digesting the fact that central banks are not omnipotent and that we may have to move to, you know, other sources of opportunity for both the market and the economy, I think that’s something that the market has to digest.  But I don’t think it kills the bull market.

Tyler: What about bonds, Liz Anne?  We had a lot of talk earlier this week at our conference Delivering Alpha about concerns about a bond bubble.  Where are you on that and where do bonds play in an individual portfolio right now?

Liz Ann: So, my colleague Kathy Jones runs the fixed-income side and they really haven’t changed the view that this is essentially a lower-for-longer type of environment.  So, although we’ve been more cautious in bonds, suggesting investors shorten duration, I do believe that there’s probably legs to this pick up and yield, that it’s not the beginning of a major move higher in yield, because neither in the US, nor in the global economy do we see the kind of growth and/or inflation risk that would suggest that this is the beginning of a significant move higher.  But I think that we are coming up off of those extreme lows and probably will see a bit more to go on the upside of yields.

Melissa Lee: So yields on the long side, Liz Anne, you say are essentially going to be capped.  When it comes to the dollar, how concerned are you about the dollar’s gains?  Because just in the past month, it is up by more than one percent on the Dollar Index.  Could that be a headwind going into the end of the year, for what you say is this intact bull market?

Liz Ann: So we think the dollar, at this stage in the game, is probably more in a trading range.  And I think yield differentials - I should say interest rate differentials — will define whether you are on the upper or low end.  But it is absolutely important, because moves in the dollar are at the heart of whether financial conditions are loose or tight, which is what the Fed has been keying off of.  In an environment of a strengthening dollar, which tends to cause credit spreads to widen out a little bit, causes some problems with earnings, weakness in the equity market, higher volatility — all of which has the effect of tightening financial conditions, which is what the Fed has backed away from, certainly recently.  They have become more dovish, then the dollar sells off, financial conditions loosen, it sort of opens up the opportunity for the Fed to become hawkish again…and this is this policy loop we’ve been in for some time.  We don’t think we’ll get out of it.  So where the dollar sits, even within a trading range, I do agree that it is important.

Marcus Lemonis: And Liz, this is Marcus Lemonis — when I think about what’s happening in the overall credit market today, it feels like the credit market is still pretty robust.  If you went out into the market today and tried to upsize or do an add-on or even go to a new offer, there’s not a lot of pricing resistance.  There’s not a lot of, really, resistance much at all.  Are you seeing that same thing or am I seeing something different?

Liz Ann: No, no, no — I think we are at that point.  But I do think the backup in LIBOR is worth watching.  Now, the reasons for it happening, of course, is money market reform.  Nonetheless, it’s circular in nature — chicken and the egg.  It has crept up enough that certain corporations are going to be start to be bit by that.  So that’s the one area we’re keeping a close eye on within the credit markets is-

Host: Are you borrowing in your businesses?

Marcus Lemonis: I am, in fact I’m in the market as we speak right now.  I did not see a lot of headwind in the marketplace, so even when I tried to change terms and look for no soft calls or changes in pricing or upsizing-

Host: Are you doing that because-

Marcus Lemonis: Because the market is allowing it.

Host: Because the market is allowing it, not because you think the market is about to turn?

Marcus Lemonis: No, I’m doing it because the market is allowing it and when I think about corporations across the country, right, we’re thinking about leverage today.  We’re thinking about what the market is allowing in terms of leverage.  The one thing I will tell you is that the market doesn’t have amnesia when it comes to understanding where leverage should be.  You’re not seeing leverage back to the five, six, seven times like you did five years ago.  So, conservative leverage with good ratings are still giving you the ability to borrow, and the spreads aren’t expanding.

*****

Speakers:

Marcus Lemonis
Tyler Mathisen
Melissa Lee
Brian Sullivan
Guest 1
Guest 2

Guest 1: I think what’s happening with markets, and my view on the long term, or the long end of the curve, is that we’re undoing the Brexit euphoria.  So Brexit ended up being a risk-on event and obviously for equities it was, but also for fixed income.  Ten year at 180 is probably where we’re going in the short term but that much of the long end of the curve is driven by the BOJ.  I think we’re learning that the limitations of central bank policy are happening in other places first.  The BOJ meets the same day as the Fed does next week and I think if they disappoint in terms of — and maybe it’s applause — but if they do less on QE, they’re — I think — long rates go higher.  I think this is foreign flows coming out of the US bottom market and going back home.

Melissa: So if they do less and the Fed does nothing, you see 180 in…sites to 180.

Guest 1: Yeah.  First of all, a 2% ten year doesn’t change anything, and we were significantly higher at one point last year, so I think what we’re doing is we’re unwinding a place that we all thought we were going to be post-Brexit.

Melissa:  Except that a 2% ten year yield would imply that the dollar goes up significantly.

Guest 1:  I’m not sure.  Look, the dollar has been sideways for 15 months right now and current account surpluses in Japan and the European Union, and a Fed that I think can’t do that much in way of hiding right now will put, I think, downward pressure on the dollar.

Guest 2:  Can I ask Marcus a question?  Marcus, forget these silly rates we’re talking about, these risk free rates.  What’s the cost of capital like on the street?

Marcus:  Cheap.

Guest 2:  It’s cheap.  So if I want to start a business, I can get cheap money right now?

Marcus:  Well, you can get it cheap if you can get it.

Guest 2:  Well, no, no, no.  That’s…It’s all about getting it.  It’s not about what the rate is.

Marcus:  Can you get approved for it?

Guest 2:  Well, that’s my question.

Melissa:  That’s harder.

Marcus:  That’s the hard part.

Guest 2:  But that’s part of what I talked about, the cost of capital.  How much equity do I have to give up, all that stuff.

Brian:  Where could you borrow at today?

Guest 2:  Him?

Marcus:  Me, specifically?  Probably-

Guest 2: People pay to borrow from him.

Marcus:  Probably L275.  L275.  LIBOR 275.  With a LIBOR floor of about a point.

Tyler:  OK.  Alright, so, would an increase in the Fed funds rate of a quarter point, then another quarter point — would it materially change anything you were doing in your business now?  Would it change the things that your portfolio companies are doing, because they might see their lines of credit go from X plus prime to X plus plus prime.

Marcus:  A business like Camping World, yes.  Because the interest expense on the inventory is a real operating expense.  It’s not an EBITDA add back.  But the smaller businesses, no —

because the amount of inventory they have with the line of credit they have is…I don’t want to call it de minimis, but it’s small.  So, it would definitely affect it.  For every quarter of a point it could impact earnings.

Guest 2:  It’s worth pointing out, your immediate cost of funds goes up to L plus 325, if the Fed adds fifty base-

Marcus:  That’s right.

Guest 2:  Automatic.  But you also are looking at L moves, right.

Tyler:  Let me ask the question a different way.

Guest 2:  L moves, 250, 275.

Tyler:  Let me ask the question a different way.  What would be more material to the business of Camping World — a material change in interest rates, the borrowing costs, the cost to carry inventory, or a $15 a barrel increase in the price of oil that raises gasoline to 250?

Marcus:  This is going to sound terrible, but for my earnings it would be the rate increase.  Not because of the consumers but because of my actual operating expense.  Gas does not affect RVs and interest rates do not affect RVs for consumers.

Tyler:  Gas doesn’t affect RVs?

Marcus:  It does not.  Because people don’t drive that much.

Brian:  This is what, this is what…Thank you.  Because when gas collapsed, two years ago, we were saying “hey, listen, it’s not going to matter that much” and everyone’s like “you’re an idiot”.  Like, it just…I’m sorry.  It’s just, it’s not, as an RV owner-

Guest 2:  Brian, Brian, didn’t you see the study?  That proved you were correct?

Brian:  No, what was that?

Guest 2:  It was an academic study that was put out, which showed that the decline in infrastructure and investment in the oilfields almost precisely offset any increase in spending from the consumer for lower oil prices.

*****

Speakers:

Tyler Mathisen
Marcus Lemonis

Tyler: This week there was a lot of talk, and there’s been a lot of talk around the campaign about regulation and the need to sweep away the thicket of regulation that attends to many businesses.  I wonder what your perspective on that is.  Mr. Trump made the case yesterday that if we did away with a lot of useless regulation, we would grow a lot faster.  Do you buy that, Marcus?  If so, how much faster and has regulation been — in your career — a huge impediment to getting done what you wanted to do, to be able to grow your business?

Marcus: You know, the first thing that comes to mind when I think about regulation is banking regulation, food and drug regulation.  I don’t know what other regulation would need to be removed from my businesses.  But when I think about talking about removing regulation from the market place, I mean, I guess there are some things like…I don’t know what it would be.  To think that the removal of regulation is going to accelerate growth, sure — if you make banking easier and getting a home mortgage easier, yeah, you’re going to sell more homes.  If you make car loans easier, sure.  Then what are we going to do with the defaults that happen at the end?  I don’t know what regulation’s going to get from that.

Tyler: So I don’t sense that regulation has been a major impediment to your business growth?

Marcus: I can’t think of anything that’s really prevented me from growing.  I can’t think of it.  I’ll try, but I can’t think of it.

Clarifications

Mr. Lemonis stated that “If you went out into the market today and tried to upsize or do an add-on or even go to a new offer, there’s not a lot of pricing resistance.  There’s not a lot of, really, resistance much at all…. I am, in fact I’m in the market as we speak right now.  I did not see a lot of headwind in the marketplace, so even when I tried to change terms and look for no soft calls or changes in pricing or upsizing….”  Camping World notes that any information regarding a potential amendment to its existing credit facilities, if completed, will be provided in an amendment to the Registration Statement.  Camping World further notes that the foregoing statements were not made in reference to the July 1, 2016 amendment to its floor plan financing facility that is disclosed in the preliminary prospectus contained within the Registration Statement.

In response to the question, “Alright, so, would an increase in the Fed funds rate of a quarter point, then another quarter point — would it materially change anything you were doing in your business now?  Would it change the things that your portfolio companies are doing, because they might see their lines of credit go from X plus prime to X plus plus prime,” Mr. Lemonis stated that for “A business like Camping World, yes.  Because the interest expense on the inventory is a real operating expense.  It’s not an EBITDA add back.  But the smaller businesses, no — because the amount of inventory they have with the line of credit they have is…I don’t want to call it de minimis, but it’s small.  So, it would definitely affect it.  For every quarter of a point it could impact earnings.”  Additionally, in response to the question “What would be more material to the business of Camping World — a material change in interest rates, the borrowing costs, the cost to carry inventory, or a $15 a barrel increase in the price of oil that raises gasoline to 250,” Mr. Lemonis stated that “This is going to sound terrible, but for my earnings it would be the rate increase.  Not because of the consumers but because of my actual operating expense.  Gas does not affect RVs and interest rates do not affect RVs for consumers.”  Camping World directs the reader to the preliminary prospectus contained within the Registration Statement, which states that, based on June 30, 2016 debt levels, an increase or decrease of 1% in the effective interest rate would cause an increase or decrease in interest expense under our Term Loan Facility of $3.3 million and $0.0 million (due to our interest rate floor), respectively, over the next 12 months and an increase or decrease of 1% in the effective rate would cause an increase or decrease in interest under our Floor Plan Facility of approximately $6.2 million over the next 12 months.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosure of Market Risk — Interest Rate Risk.”  Moreover, Camping World further directs the reader to the “Risk Factor” disclosure in the preliminary prospectus contained within the Registration Statement that discusses the risks to the business relating to the availability of financing to Camping World and its customers and that fuel shortages, or high prices for fuel, could have a negative effect on Camping World’s business, including “Risk Factors — Risks Related to Our Business — Our business is affected by the availability of financing to us and our customers; Fuel shortages, or high prices for fuel, could have a negative effect on our business; Our business model is impacted by general economic conditions in our markets, and ongoing economic and financial uncertainties may cause a decline in consumer spending that may adversely affect our business, financial condition and results of operations; The cyclical nature of our business has caused our sales and results of operations to fluctuate. These fluctuations may continue in the future, which could result in operating losses during downturns; Our ability to operate and expand our business and to respond to changing business and economic conditions will depend on the availability of adequate capital; and A portion of our net income is from financing, insurance and extended service contracts, which depend on third party lenders and insurance companies. We cannot assure you third party lending institutions will continue to provide financing for RV purchases.”

In response to the question, “So I don’t sense that regulation has been a major impediment to your business growth,” Mr. Lemonis stated that “I can’t think of anything that’s really prevented me from growing.  I can’t think of it.  I’ll try, but I can’t think of it.”  Camping World directs readers to the “Risk Factor” disclosure in the preliminary prospectus contained within the Registration Statement that discusses various regulations that may have a material impact on Camping World’s business, including “Risk Factors — Risks Related to Our Business — Our business is subject to numerous federal, state and local regulations; Regulations applicable to the sale of extended service contracts could materially impact our business and results of operations; If state dealer laws are repealed or weakened, our dealerships will be more susceptible to termination, non-renewal or renegotiation of dealer agreements; Our failure to comply with certain environmental regulations could adversely affect our business, financial condition and results of operations; and Climate change legislation or regulations restricting emission of “greenhouse gases” could result in increased operating costs and reduced demand for the RVs we sell.”

Forward Looking Statements

During the course of the CNBC program, Mr. Lemonis may have made forward-looking statements that involve risks and uncertainties. Forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including: the availability of financing to Camping World and its customers; fuel shortages, or high prices for fuel; the well-being, as well as the continued popularity and reputation for quality, of Camping World’s manufacturers; general economic conditions in Camping World’s markets, and ongoing economic and financial uncertainties; Camping World’s ability to attract and retain customers; competition in the market for services, protection plans, products and resources targeting the recreational vehicle lifestyle or recreational vehicle enthusiast; Camping World’s expansion into new, unfamiliar markets presents as well as delays in opening or acquiring new retail locations; unforeseen expenses, difficulties, and delays frequently encountered in connection with expansion through acquisitions; and Camping World’s failure to maintain the strength and value of its brands, as well as the additional risks and uncertainties that could affect Camping World, are included in the section titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the  preliminary prospectus contained from time to time within the Registration Statement. All forward-looking statements contained herein are based on information available to Camping World as of the date hereof.

Camping World has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents Camping World has filed with the SEC for more complete information about Camping World and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, via telephone: 1-866-471-2526, or via email: prospectus-ny@ny.email.gs.com; or from J.P. Morgan Securities LLC, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, or via telephone: 1-866-803-9204.